Exhibit 99.1

3Q14 Earnings Report

Banco Santander Chile

#estilosantander

Santander

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CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bandera 140, 19th floor	Santiago, Chile Tel: (562) 2320-8284 Email: rmorenoh@santander.cl Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS1

Net income up 53.6% in the nine-month period ended Sept. 30, 2014. ROAE reached 22.8%

Banco Santander Chile’s net income attributable to shareholders in the nine-month period ended September 30, 2014 (9M14) totaled Ch$411,590 million (Ch$2.18 per share and US$1.45/ADR), increasing 53.6% compared to 9M13. Therefore, the Bank’s ROAE in the same period was 22.8% compared to 16.6% in 9M13. The net interest margin in 9M14 was 5.5% compared to 4.9% in 9M13, benefiting from the stronger commercial activity of the Bank and higher inflation levels observed between both periods. The efficiency ratio reached 36.7% in 9M14 compared to 41.2% in 9M13 as the Bank has been able to grow without having to increase its branch network or headcount.

In 3Q14, net income attributable to shareholders totaled Ch$110,131 million (Ch$0.58 per share and US$0.39/ADR), decreasing 31.0% compared to 2Q14 (from now on QoQ) and increasing 8.9% compared to 3Q13 (from now on YoY). The Bank’s ROAE reached 18.0% in 3Q14. As expected, the Bank’s profitability was lower on a QoQ basis mainly as a result of the lower quarterly inflation rate. At the same time, the Bank’s positive commercial trends were sustained in the quarter.

3Q14 figures include various one-time effects that are explained in further detail in this report. These were: (i) the Bank recognized a one-time non-cash expense of Ch$36,577 million from the accelerated charge-off of intangibles, mainly software, (ii) a one-time provision expense of Ch$8,578 million from the recalibration and improvement made to the provisioning models for loans analyzed on a Group basis and, (iii) a one-time non-cash income of Ch$35,411 million in the line item income tax expense in September 2014 (Ch$32,822 million attributable to net income to shareholders; the difference is attributable to non-controlling interest). Chile’s new tax bill became effective in 3Q14 and the Bank had to recalculate its deferred tax assets and liabilities utilizing the new, higher statuary rates included in that bill.

1. The information contained in this presentation is unaudited and is presented in Chilean Bank GAAP

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-2320-8284

email: rmorenoh@santander.cl

2

Loans up 9.6% YoY. Growth focused in segments with a higher risk-adjusted profitability

In 3Q14, Total loans increased 2.2% QoQ and 9.6% YoY. In the quarter, the Bank continued to focus on its strategy of expanding the loan book in less riskier segments in an economic environment that remains healthy, but with growth decelerating. Lending to individuals increased 2.7% QoQ and 12.0% YoY. The Bank focused on expanding its loan portfolio in higher income segments, while remaining more selective in lower income segments. Loans in the high-income segment (Income earners with over Ch$2.5mn pesos/month), which are mainly distributed through the Santander Select network, increased 3.9% QoQ and 17.1% YoY, continuing the loan mix shift started several quarters ago. Among companies, loan growth was led by the Companies and institutional segment in which loans increased 4.1% QoQ and 9.8% YoY.

Total deposits increased 8.8% YoY, with a solid expansion in the quarter

Total deposits increased 8.6% QoQ and 8.8% YoY. The Bank continued to focus on increasing its core deposit base as reflected in the 1.1% QoQ and 8.9% YoY rise in non-interest bearing demand deposits. Simultaneously in the quarter, various institutional investors and large corporate clients increased their deposits with the Bank given the high level of liquidity in the economy. This was reflected in the 13.1% QoQ and 8.7% YoY increase in time deposits in 3Q14.

Sustained growth of Client net interest income

As expected, in 3Q14 Net interest income decreased 14.1% QoQ mainly because of the lower quarterly inflation rate. The Net interest margin1 (NIM) in 3Q14 reached 5.0% compared to 6.0% in 2Q14 and 5.3% in 3Q13. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 3Q14, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.60% compared to 1.76% in 2Q14 and 1.04% in 3Q13. Excluding the negative impact of a lower inflation rate, the Bank’s Client NIM2 remained stable at 5.5% in 3Q14 compared to 5.5% in 2Q14 and 5.6% in 3Q13. Client NIMs have remained relatively stable since 3Q13, despite the change in loan mix to less risky segments. This has been mainly due to the better funding mix and stable loan spreads.

1. Net interest margin, NIM: net interest income (NI) divided by quarterly average interest earning assets. Averages are calculated over monthly figures.

2. Client NIM: NI from all client activities such as loans and deposits minus the internal transfer rate. Excludes the corporate center and the effect of inflation on NI. Inflation: quarterly variation of the UF (an inflation indexed currency unit).

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-2320-8284

email: rmorenoh@santander.cl

3

Stable asset quality. Coverage ratio of NPLs increased to 104.1%

The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.9% QoQ and decreased from 3.0% in 3Q13. Total Coverage of NPLs in 3Q14 reached 104.1% compared to 102.3% in 2Q14 and 94.8% in 3Q13.

Net Provision for loan losses increased 18.2% QoQ and 3.0% YoY in 3Q14. In the quarter, the Bank recognized a one-time provision expense of Ch$8,578 million from the re-calibration and improvement of the risk models for loans analyzed on a Group basis. This re-calibration was performed in order to proactively increase coverage of NPLs in the SME segment. This explains a big part of the 28.1% QoQ and the 11.8% YoY rise in gross provisions. Charge-offs, on the other hand, increased 0.2% QoQ and decreased 8.7% YoY in 3Q14. As a result, the Cost of credit (Provision expenses annualized divided by total loans) reached 1.80% in 3Q14. The Bank’s total provision for loan losses has decreased 4.1% in 9M14 and the cost of credit in 9M14 reached 1.63% compared to 1.89% in 9M13.

* 90 days or more NPLs. ** Loan loss reserves over NPLs

Efficiency ratio reached 36.7% in 9M14

Operating expenses, excluding impairment and other operating expenses, in 3Q14 decreased 6.4% QoQ and increased 0.5% YoY. The efficiency ratio1 reached 36.7% in 9M14.

The QoQ reduction in operating expenses was mainly due to the 68.7% QoQ decrease in amortization and depreciations as the Bank recognized lower depreciation and amortization expenses following the charge-off of intangibles. Personnel expenses decreased 0.4% QoQ, as headcount remained stable, and increased 10.1% YoY. The YoY increase in personnel expenses was mainly due to the impact of a higher YoY inflation rate over salaries. Administrative expenses increased 1.7% QoQ and 7.9% YoY. This was mainly due to greater business activity and the effects of a higher inflation rate over costs indexed to inflation.

1. Efficiency ratio: Operating expenses less impairment of property, plant and equipment / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Net interest income	299,112	348,039	287,605	4.0%	(14.1)%
Net fee and commission income	56,065	55,815	54,931	2.1%	0.4%
Total financial transactions, net	27,818	30,062	27,615	0.7%	(7.5)%
Other operating income	3,728	3,485	4,112	(9.3)%	7.0%
Provision for loan losses	(99,365)	(84,036)	(96,479)	3.0%	18.2%
Net operating profit	287,358	353,365	277,784	3.4%	(18.7)%
Operating income (excluding impairment)	131,597	183,849	119,481	10.1%	(28.4)%
Impairment	(36,582)	(16)	(40)	91355.0%	228537.5%
Operating income	95,015	183,833	119,441	(20.5)%	(48.3)%
Net income attributable to shareholders	110,131	159,616	101,173	8.9%	(31.0)%
Net income/share (Ch$)	0.58	0.85	0.54	8.9%	(31.0)%
Net income/ADR (US$)[1]	0.39	0.62	0.43	(8.9)%	(36.7)%
Total loans	22,264,897	21,784,284	20,323,264	9.6%	2.2%
Deposits	16,255,927	14,975,221	14,947,496	8.8%	8.6%
Shareholders’ equity	2,482,733	2,416,870	2,213,114	12.2%	2.7%
Net interest margin	5.0%	6.0%	5.3%
Efficiency ratio	38.3%	36.4%	39.8%
Return on average equity[2]	18.0%	26.7%	18.6%
NPL / Total loans[3]	2.9%	2.9%	3.0%
Coverage NPLs	104.1%	102.3%	94.8%
Risk index[4]	3.0%	2.9%	2.9%
Cost of credit[5]	1.8%	1.6%	1.9%
Core Capital ratio	10.6%	10.7%	10.4%
BIS ratio	13.7%	13.9%	13.0%
Branches	475	479	488
ATMs	1,692	1,753	1,915
Employees	11,493	11,381	11,626
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate for each period.
2.	Return on average equity: Annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
3.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances divided by Total loans.
5.	Cost of credit: Annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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SECTION 2: RESULTS BY BUSINESS SEGMENT

Positive core revenue trends in all business segments

	3Q14
(Ch$ million)	Individuals	SMEs[2]	Companies and institutional	Corporate[4]	Total segments[5]
Net interest income	155,888	68,705	54,618	22,556	301,767
Change YoY	2.9%	3.4%	12.0%	37.5%	6.6%
Change QoQ	1.5%	2.5%	0.5%	3.5%	1.7%
Fee and commission income	38,804	12,051	7,253	4,693	62,801
Change YoY	11.0%	31.3%	0.5%	-1.0%	12.0%
Change QoQ	4.4%	4.7%	2.1%	7.4%	4.4%
Core revenues[1]	194,692	80,756	61,871	27,249	364,568
Change YoY	4.4%	6.8%	10.5%	28.9%	7.5%
Change QoQ	2.1%	2.8%	0.7%	4.1%	2.2%
Total financial transactions, net	1,586	1,502	4,547	12,486	20,121
Change YoY	-44.5%	6.4%	37.7%	4.3%	2.9%
Change QoQ	-74.2%	-33.2%	17.2%	-16.2%	-26.0%
Provision for loan losses	(26,284)	(58,434)	(13,111)	(1,425)	(99,254)
Change YoY	-54.6%	98.6%	56.4%	4.0%	2.2%
Change QoQ	-40.3%	71.6%	183.9%	15.2%	18.2%
Net operating profit[6]	169,994	23,824	53,307	38,310	285,435
Change YoY	29.4%	-49.9%	4.7%	20.7%	9.1%
Change QoQ	11.3%	-49.1%	-12.2%	-3.8%	-4.9%
1.	Core revenues: net interest income + fee and commission income
2.	SMEs: defined as companies with sales below than Ch$1,200 million per year.
3.	Companies and institutional: defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year. Companies that engage in real estate industry that sell properties with annual sales exceeding Ch $800 million with no ceiling. Other companies such as large corporations with annual sales exceeding Ch$10.000 million and Institutional companies that serve institutions like universities, governments entities and local and regional governments.
4.	Corporate: defined as companies with sales over Ch$10,000 million per year or which are part of a large foreign or local economic group.
5.	Total segments exclude the results from the Financial Management and Corporate Activitiesr.
6.	Net operating profit is defined as Net interest income + fee and commission income + Total financial transactions, net – provision for loan losses.

Net operating profit from the Bank’s business segments decreased 4.9% QoQ and increased 9.1% YoY. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation on results. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation (such relationship between assets and liabilities linked to inflation, with positive or negative sensitivity, is referred to as “inflation gap”). Core revenues from our business segment (net interest income + fees) grew 2.2% QoQ and 7.5% YoY with positive results in all segments. This rise in core revenues was partially offset by the lower income from the sale of treasury services to clientsin the Corporate segment and the one-time effect of the recalibration and improvement made to the credit risk models for loans analyzed on a Group basis, especially in the SME segment.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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1.Business segment core revenues: Net interest income plus fee and commission income from business segments. Excludes the results from the Financial Management and the Corporate Activities and the effects of regulations on collection fees that are negatively affected this year by the refund of insurance premiums for mortgage loans that are pre-paid.

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 9.6% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans	Quarter ended,			% Change
(Ch$ million)	Sep-14	Jun-14	Sep-13	Sep. 14 / 13	Sep. 14 / Jun. 14
Total loans to individuals[1]	11,342,245	11,049,148	10,129,989	12.0%	2.7%
Consumer loans	3,818,635	3,736,553	3,423,558	11.5%	2.2%
Residential mortgage loans	6,299,766	6,095,929	5,465,600	15.3%	3.3%
SMEs	3,316,030	3,293,787	3,173,231	4.5%	0.7%
Companies and institutional[2]	5,385,840	5,171,768	4,906,616	9.8%	4.1%
Corporate	2,289,922	2,315,308	2,204,447	3.9%	(1.1)%
Total loans [3]	22,264,897	21,784,284	20,323,264	9.6%	2.2%

1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Includes Companies and institutional of corporates, real estate and lending to institutions.
3.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

Total loans increased 2.2% QoQ and 9.6% YoY In 3Q14. In the quarter, the Bank continued to focus on its strategy of expanding the loan book in less riskier segments in an economic environment that remains healthy, but with growth decelerating.

Lending to individuals increased 2.7% QoQ and 12.0% YoY. The Bank focused on expanding its loan portfolio in higher income segments, while remaining more selective in lower income segments. Loans in the high-income segment, which were mainly distributed through the Santander Select network, increased 3.9% QoQ and 17.1% YoY. On the other hand, in the Santander Banefe unit, which attends lower income segments, the Bank’s loan portfolio increased 0.3% QoQ and 3.6% YoY, continuing the loan mix shift started several quarters ago. By products, total consumer loans increased 2.2% QoQ and 11.5% YoY. Residential mortgage loans expanded 3.3% QoQ and 15.3% YoY. The Bank continues to focus on residential mortgage loans with loan-to-values below

80% at origination.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Lending to SMEs expanded 0.7% QoQ and 4.5% YoY. In the quarter, the Bank proactively decelerated loan growth in this segment in light of the expected economic slowdown. Growth was focused in SMEs clients that are also intensive in non-lending activities such as cash management, which tend to be the most profitable SMEs.

In 3Q14, the companies and institutional segment loans increased 4.1% QoQ and 9.8% YoY. Loan growth accelerated in this segment due to growth among mid-sized exporters, which are benefitting from the weaker peso. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits.

In the corporate segment, loans decreased 1.1% QoQ and increased 3.9% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. Spreads in this segment have also been rising as reflected in the 3.5% YoY and 37.5% YoY increase in net interest income in the quarter (See Results by Business Segments).

DEPOSITS

Total deposits increased 8.8% YoY, with a solid expansion in the quarter

Deposits	Quarter ended,			% Change
(Ch$ million)	Sep-14	Jun-14	Sep-13	Sep. 14 / 13	Sep. 14 / Jun. 14
Demand deposits	5,724,921	5,664,560	5,257,128	8.9%	1.1%
Time deposits	10,531,006	9,310,661	9,690,368	8.7%	13.1%
Total deposits	16,255,927	14,975,221	14,947,496	8.8%	8.6%
Loans to deposits[1]	98.2%	104.8%	99.4%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	23.9%	24.8%	23.7%
1.	(Loans – residential mortgage loans) / (Time deposits + demand deposits).

Total deposits increased 8.6% QoQ and 8.8% YoY. The Bank continued to focus on increasing its core deposit base as reflected in the 1.1% QoQ and 8.9% YoY rise in demand deposits. Simultaneously in the quarter, various institutional investors and large corporate clients increased their deposits with the Bank given the high level of liquidity in the economy. This was reflected in the 13.1% QoQ and 8.7% YoY increase in time deposits in 3Q14. It is important to point out that short-term wholesale deposits1 are not included in the Bank’s structural liquidity levels, but given the low interest rate environment, this short-term rise in institutional deposits in 3Q14 has lowered the Bank’s overall funding costs.

1.In 2014, we changed the definition of core and wholesale deposits as part of our gradual shift towards BIS III liquidity models. Core deposits are now defined as all checking accounts plus retail and companies and institutional time deposits. Long-term wholesale deposits are time deposits from institutional sources and corporate clients with an average maturity greater than 120 days. Short-term wholesale deposits are time deposits from institutional sources and the corporate segment with an average maturity of less than 120 days.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 3Q14 reached 18.0% with a core capital ratio of 10.6%

Equity	Quarter ended,			Change %
(Ch$ million)	Sep-14	Jun-14	Sep-13	Sep. 14 / 13	Sep. 14 / Jun. 14
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,307,761	1,307,761	1,130,962	15.6%	0.0%
Valuation adjustment	(4,444)	6,785	3,288	(235.2)%	(165.5)%
Retained Earnings:	288,113	211,021	187,561	53.6%	36.5%
Retained earnings prior periods	—	—	—	—%	—%
Income for the period	411,590	301,459	267,944	53.6%	36.5%
Provision for mandatory dividend	(123,477)	(90,438)	(80,383)	53.6%	36.5%
Equity attributable to shareholders	2,482,733	2,416,870	2,213,114	12.2%	2.7%
Non-controlling interest	31,461	28,536	27,388	14.9%	10.3%
Total Equity	2,514,194	2,445,406	2,240,502	12.2%	2.8%
Quarterly ROAE	18.0%	26.7%	18.6%

Shareholders’ equity totaled Ch$2,482,733 million as of September 2014. The ROAE was 18.0% in 3Q14 and 22.8% for 9M14. The Core Capital ratio reached 10.6% as of September 2014. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital. The Bank’s BIS ratio1 reached 13.7% at the same date.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Sep-14	Jun-14	Sep-13	Sep. 14 / 13	Sep. 14 / Jun. 14
Tier I (Core Capital)	2,482,733	2,416,870	2,213,114	12.2%	2.7%
Tier II	732,794	726,457	564,192	29.9%	0.9%
Regulatory capital	3,215,527	3,143,327	2,777,306	15.8%	2.3%
Risk weighted assets	23,474,373	22,634,232	21,334,179	10.0%	3.7%
Tier I (Core capital) ratio	10.6%	10.7%	10.4%
BIS ratio	13.7%	13.9%	13.0%
1.	Bis ratio: Regulatory capital divided by risk-weighted assets.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

9

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Sustained growth of client net interest income

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Client net interest income[1]	302,108	297,070	282,518	6.9%	1.7%
Non-client net interest income[2]	(2,996)	50,969	5,087	—%	—%
Net interest income	299,112	348,039	287,605	4.0%	(14.1)%
Average interest-earning assets	23,787,024	23,226,246	21,799,660	9.1%	2.4%
Average loans	22,090,451	21,661,513	20,047,191	10.2%	2.0%
Interest earning asset yield[3]	8.0%	10.2%	9.5%
Cost of funds[4]	3.3%	4.6%	4.4%
Client net interest margin[5]	5.5%	5.5%	5.6%
Net interest margin (NIM)[6]	5.0%	6.0%	5.3%
Quarterly inflation rate[7]	0.60%	1.75%	1.04%
Central Bank reference rate	3.25%	4.00%	5.00%
Avg. 10 year Central Bank yield (real)	1.49%	1.86%	2.25%

1.. Please refer to footnote 1 at the end of this page.

2. Please refer to footnote 2 at the end of this page

3. Interest income divided by interest earning assets.

4. Interest expense divided by sum of interest bearing liabilities and demand deposits.

5. Client net interest margin is defined as annualized client net interest income divided by average loans.

6. Net interest margin is defined as annualized net interest income divided by average interest earning assets.

7. Inflation measured as the variation of the Unidad de Fomento in the quarter.

As expected, in 3Q14 Net interest income decreased 14.1% QoQ mainly because of the lower quarterly inflation rate and increased 4.0% YoY. The Net interest margin (NIM) in 3Q14 reached 5.0% compared to 6.0% in 2Q14 and 5.3% in 3Q13. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income2 and Non-client net interest income.

1	Client net interest income (NI) is net interest income from all client activities such as loans and deposits minus the internal transfer rate.
2	Non-client NI is NI from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NI from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NI from this portfolio is recognized as financial transactions net.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Client net interest income. In 3Q14, Client net interest income increased 1.7% QoQ and 6.9% YoY, driven mainly by loan growth. Average loans increased 2.0% QoQ and 10.2% YoY. Client NIMs (defined as Client net interest income divided by average loans) reached 5.5% in 3Q14 compared to 5.5% in 2Q14 and 5.6% in 3Q13. Client NIMs have remained relatively stable since 3Q13, despite the change in loan mix to less risky segments. This has been mainly due to the better funding mix and stable loan spreads. In the remainder of 2014 and 2015, client net interest income should increase in line with loan growth as client margins are expected to remain relatively stable.

Net interest margin, NIM: net interest income (NI) divided by average interest earning assets. Client NIM: NI from all client activities such as loans and deposits minus the internal transfer rate. Excludes the corporate center and the effect of inflation on NI. Inflation: quarterly variation of the UF (an inflation indexed currency unit).

Non-client net interest income. The reduction of non-client net interest income was due to the lower quarterly inflation rate. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 3Q14, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.60% compared to 1.76% in 2Q14 and 1.04% in 3Q13. The gap between assets and liabilities indexed to the UF averaged approximately Ch$4.1 trillion (US$6.8 billion) in 3Q14. This implies that for every 100 basis point change in inflation, our Net interest income increases or decrease by Ch$41 billion, all other factors equal. The existence of this gap is mainly due to the Bank’s lending and funding activities. We expect UF inflation in 4Q14 to be approximately 1.0-1.2%. In 2015, we expect the UF inflation rate to remain at levels of 0.75% per quarter, on average.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Stable asset quality. Coverage ratio of NPLs increased to 104.1%

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Gross provisions	(69,273)	(54,069)	(61,943)	11.8%	28.1%
Charge-offs[1]	(44,468)	(44,377)	(48,722)	(8.7)%	0.2%
Gross provisions and charge-offs	(113,741)	(98,446)	(110,665)	2.8%	15.5%
Loan loss recoveries	14,376	14,410	14,186	1.3%	(0.2)%
Provision for loan losses	(99,365)	(84,036)	(96,479)	3.0%	18.2%
Total loans[2]	22,264,897	21,784,284	20,323,264	9.6%	2.2%
Total reserves (RLL)	673,620	642,633	586,416	14.9%	4.8%
Non-performing loans[3](NPLs)	646,814	628,124	618,419	4.6%	3.0%
NPLs commercial loans	372,511	376,714	383,024	(2.7)%	(1.1)%
NPLs residential mortgage loans	175,068	163,908	157,885	10.9%	6.8%
NPLs consumer loans	99,235	87,502	77,510	28.0%	13.4%
Impaired loans[4]	1,585,208	1,537,089	1,470,752	7.8%	3.1%
Impaired commercial loans	864,466	839,341	797,718	8.4%	3.0%
Impaired residential mortgage loans	353,489	339,087	319,547	10.6%	4.2%
Impaired consumer loans	367,253	358,661	353,487	3.9%	2.4%
Cost of credit[5]	1.80%	1.55%	1.93%
Risk index (RLL / total loans)[6]	3.0%	2.9%	2.9%
NPL / Total loans	2.9%	2.9%	3.0%
NPL / Commercial loans	3.1%	3.2%	3.3%
NPL / Residential mortgage loans	2.8%	2.7%	2.9%
NPL / Consumer loans	2.6%	2.3%	2.3%
Impaired loans / total loans	7.1%	7.1%	7.2%
Impaired commercial loan ratio	7.1%	7.0%	7.0%
Impaired mortgage loan ratio	5.6%	5.6%	5.8%
Impaired consumer loan ratio	9.6%	9.6%	10.3%
Coverage of NPLs[7]	104.1%	102.3%	94.8%
Coverage of NPLs ex-mortgage[8]	132.8%	128.6%	117.9%
Coverage of commercial NPLs	101.4%	85.5%	73.1%
Coverage of mortgage NPLs	27.0%	28.0%	27.4%
Coverage of consumer NPLs	250.4%	314.0%	339.6%
1.	Charge-offs correspond to the direct charge-offs and are net of the reversal of provisions already established on charged-off loan
2.	Excludes interbank loans.
3.	NPLs: Non-performing loans: full balance of loans with at least one installment 90 days or more overdue.
4.	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (B) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
5.	Cost of credit: Annualized quarterly provision for loan losses divided by average loans.Averages are calculated using monthly figures.
6.	Risk Index: Loan loss allowances divided by Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendence of Banks guidelines.
7.	Coverage of NPLs is calculated as Loan loss allowances divided by NPLs.
8.	Coverage of NPLs ex-mortgage is calculated as Loan loss allowance of commercial and consumer loans divided by NPLs of commercial and consumer loans.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

12

The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.9% QoQ and decreased from 3.0% in 3Q13. Total Coverage of NPLs in 3Q14 reached 104.1% compared to 102.3% in 2Q14 and 94.8% in 3Q13.

Provision for loan losses increased 18.2% QoQ and 3.0% YoY in 3Q14. In the quarter, the Bank recognized a one-time provision expense of Ch$8,578 million from the re-calibration and improvement of its provisioning models for loans analyzed on a Group basis. This re-calibration was performed in order to proactively increase coverage of NPLs in the SME segment. This explains a big part of the 28.1% QoQ and the 11.8% YoY rise in gross provisions. Charge-offs remained stable in the quarter, increasing 0.2% QoQ and decreasing 8.7% YoY. As a result, the Cost of credit (annualized quarterly provision for loan losses divided by average quarterly total loans) reached 1.80% in 3Q14. The Bank’s total net provision expense has decreased 4.1% in 9M14 and the cost of credit reached 1.63% in 9M14 compared to 1.89% in 9M13.

By product, the evolution of provision for loan losses was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Commercial loans	(86,411)	(39,144)	(42,662)	102.5%	120.8%
Residential mortgage loans	(3,270)	(3,082)	(8,682)	(62.3)%	6.1%
Consumer loans	(9,684)	(41,810)	(45,135)	(78.5)%	(76.8)%
Provision for loan losses	(99,365)	(84,036)	(96,479)	3.0%	18.2%

Provisions for loan losses for consumer loans decreased 76.8% QoQ and 78.5% YoY. Direct charge-offs of consumer loans decreased 2.8% QoQ and 5.4% YoY. The Bank in the quarter also re-calibrated its consumer loan model to take into account the improvement in the overall asset quality of the consumer loan book. The last re-calibration of this model was performed in June 2012 based on historical data that had a distinct performance and profile compared to the current consumer loan book. This was a result of the various actions taken to improve credit risk in consumer lending, including focusing loan growth in the higher-end of the consumer market, tightening admissions policies, revamping of the collections process, and growing via pre-approved loans that have a better credit risk profile.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

13

The results of these efforts are reflected in the evolution of Impaired consumer loans (consumer NPLs + renegotiated consumer loans). The ratio of impaired consumer loans to total consumer loans reached 9.6% in 3Q14. Compared to the 2010-2012 period, impaired consumer loans have fallen from levels of 15-20%, over which the previous consumer loan model was based on. In the quarter, the consumer NPLs ratio increased to 2.6% compared to 2.3% in 2Q14 and 2.3% in 3Q13. During this period, the Bank has restricted consumer loan renegotiations in order to increase collections, which drove upward the consumer NPL ratio, but overall consumer loan asset quality has remained relatively stable as reflected in the QoQ evolution of impaired consumer loans.

* Consumer impaired ratio (black line): Consumer NPLs + renegotiated consumer loans divided by total consumer loans.

Provisions for loan losses for residential mortgage loans increased 6.1% QoQ and decreased 62.3% YoY in the quarter. The YoY decrease was mainly due to the recognition in 3Q13 of higher provisions for mortgage loans that had been refinanced following the 2010 earthquake. The Mortgage NPL ratio reached 2.8% in 3Q14 compared to 2.7% in 2Q14 and 2.9% in 3Q13. Mortgage asset quality has remained relatively stable over an extended period, as can be observed in the adjacent graph. Growth in this product has been centered on mortgages with loan-to-value ratios below 80%. The QoQ rise in mortgage NPLs is mainly due to the Bank’s stricter stance on renegotiating overdue mortgage loans and not a deterioration of asset quality in this product. The evolution of the impaired mortgage loans ratio remained stable at 5.6% QoQ and decreased from 5.8% in 3Q13. The impaired mortgage loan ratio is a broader measure of asset quality and mainly includes non-performing or renegotiated residential mortgage loans.

Provision for loan losses for commercial loans increased 120.8% QoQ and 102.5% YoY. The increase in net provision expense in commercial loans was mainly due to the re-calibration of the SME provisioning model as already explained. The Bank proactively increased provisioning in the SME segment in order to increase coverage ratios in this segment. The Commercial NPL ratio reached 3.1% as of September 2014 and the impaired commercial loan ratio reached 7.1% both stable compared to previous periods. The coverage ratio commercial NPLs increased to 101.4% as of September 2014 compared to 85.5% in 2Q14 and 73.1% in 3Q13.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

14

NET FEE AND COMMISSION INCOME

The client base continues to grow and fees are starting to rebound

Net Fee and Commission Income	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Credit, debit & ATM card fees	10,671	11,335	8,208	30.0%	(5.9)%
Asset management brokerage	8,622	7,618	8,446	2.1%	12.9%
Collection fees	8,284	8,568	10,839	(23.6)%	(3.3)%
Guarantees, pledges and other contingent operations	8,260	7,596	7,649	8.0%	8.7%
Insurance brokerage	8,241	8,530	8,005	2.9%	(3.4)%
Checking accounts	7,256	7,219	6,920	4.9%	0.5%
Fees from brokerage and custody of securities	2,431	1,809	1,266	92.0%	34.4%
Lines of credit	1,752	1,748	1,479	18.5%	0.2%
Other Fees	548	1,392	2,119	(74.1)%	(60.2)%
Net fee and commission income	56,065	55,815	54,931	2.1%	0.4%

Net fee and commission income increased 0.4% QoQ and 2.1% YoY. Fee and commission income is starting to rebound as the Bank continued to expand its client base. The Bank achieved positive net client growth3 for the 6th consecutive quarter. The client base has grown 6.7% in this stretch, which started at the end of 1Q13 when the Bank completed the development of the CRM and launched the Santander Select brand for higher income clients. Clients in the higher income segments, mainly Santander Select, increased 16.7% in this period, mid-income client base rose 7.9% and lower income clients grew 2.8%. As of September 2014, the Bank had 3.5 million clients.

3 Net client growth: Number of new clients less number of clients leaving the bank during the period.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

15

This growth of the client has been outstripping the growth rate of clients of our main competitors, especially in checking accounts. Between March 2013 and June 2014, the latest figure available, the Bank’s checking account base has grown by 6.7% compared to approximately 4% for our main competitors. As a result, checking account and card related fees showed a positive growth trend.

At the same time, asset management brokerage fees increased 12.9% QoQ and 2.1% YoY as the Bank significantly increased the distribution and brokerage of mutual funds. This in spite of the fact that the Bank sold its asset management business in 2013, becoming a broker that implies recognizing approximately 75% of earned management fees compared to 100% before.

These positive figures were partially offset by the decrease in collection fees that are negatively affected this year by the refund of insurance premiums for mortgage loans that are pre-paid.

By segments, the evolution of fees reflects the Bank’s efforts of expanding the client base and to increase cross-selling. Fees from individuals increased 4.4% QoQ and 11.0% YoY and in the SME segment fees were up 4.7% QoQ and 31.3% YoY.

Fee Income	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Individuals	38,804	37,185	34,944	11.0%	4.4%
SMEs	12,051	11,515	9,176	31.3%	4.7%
Companies and institutional	7,253	7,101	7,215	0.5%	2.1%
Corporate	4,693	4,371	4,740	(1.0)%	7.4%
Sub-total	62,801	60,172	56,075	12.0%	4.4%
Others[1]	(6,736)	(4,357)	(1,144)	488.8%	54.6%
Total	56,065	55,815	54,931	2.1%	0.4%
1.	Others includes Financial management, the Corporate Activities and the effects of the change in regulations on fees

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

16

TOTAL FINANCIAL TRANSACTIONS, NET

Client treasury services benefit from a more volatile foreign exchange environment

Total financial transactions, net *	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Net profit (loss) from financial operations	24,693	(103,583)	55,813	(55.8)%	—%
Foreign exchange profit (loss), net	3,125	133,645	(28,198)	—%	(97.7)%
Total financial transactions, net	27,818	30,062	27,615	0.7%	(7.5)%

* These results mainly include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Financial investments held for trading, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Results from total financial transactions, net were a gain of Ch$27,818 million in 3Q14, decreasing 7.5% compared to 3Q13 and increasing 0.7% compared to 3Q13. In order to understand more clearly these line items, we present them by business area in the table below.

	Quarter			Change %
Total financial transactions, net (Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Santander Global Connect[1]	13,115	12,192	10,469	25.3%	7.6%
Market-making	7,192	9,690	7,788	(7.7)%	(25.8)%
Client treasury services	20,307	21,882	18,257	11.2%	(7.2)%
Non-client treasury income	7,511	8,180	9,358	(19.7)%	(8.2)%
Total financial transactions, net	27,818	30,062	27,615	0.7%	(7.5)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services, which represented 73% of total income from financial transactions, net, decreased 7.2% QoQ and increased 11.2% YoY. The QoQ decline in this line item was due to lower market-making activity on behalf of clients. On the other hand, the result from Santander Global Connect (SGC), the Bank’s platform for selling treasury products to clients, showed positive results and increased 7.6% QoQ and 25.3% YoY. This was mainly a result of greater demand for foreign currency hedging on behalf of our clients as the peso depreciated in the quarter.

Non-client treasury income decreased 8.2% QoQ and 19.7% YoY mainly due to lower gains from the sale of charged-off loans, which were recorded in this line item.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

17

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reached 36.7% in 9M14

Operating Expenses	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Personnel salaries and expenses	(86,503)	(86,849)	(78,584)	10.1%	(0.4)%
Administrative expenses	(52,360)	(51,482)	(48,545)	7.9%	1.7%
Depreciation & amortization	(4,736)	(15,118)	(15,712)	(69.9)%	(68.7)%
Operating expenses, excluding impairment and other operating expenses	(143,599)	(153,449)	(142,841)	0.5%	(6.4)%
Impairment	(36,582)	(16)	(40)	91,355%	228,538%
Branches	475	479	488	(2.7)%	(0.8)%
Traditional	273	273	272	0.4%	0.0%
Companies and institutional centers	3	3	-	—%	0.0%
Select	47	44	44	6.8%	6.8%
Banefe	68	74	77	(11.7)%	(8.1)%
Payment centers & others	84	85	95	(11.6)%	(1.2)%
ATMS	1,692	1,753	1,915	(11.6)%	(3.5)%
Employees	11,493	11,381	11,626	(1.1)%	1.0%
Efficiency ratio[1]	26.7%	36.4%	39.8%
1.	Efficiency ratio: Operating expenses less impairment of property, plant and equipment divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income and expenses..

Operating expenses, excluding impairment and other operating expenses, in 3Q14 decreased 6.4% QoQ and increased 0.5% YoY.

The QoQ reduction in operating expenses was mainly due to the 68.7% QoQ decrease in amortization and depreciations as the Bank recognized lower depreciation and amortization expenses following the charge-off of intangibles.

Personnel salaries and expenses decreased 0.4% QoQ as headcount remained stable and increased 10.1% YoY. The YoY increase in personnel expenses was mainly due to the impact of a higher inflation rate over salaries, which are indexed to inflation. Headcount increased 1.0% QoQ and decreased 1.1% YoY to 11,493 people.

Administrative expenses increased 1.7% QoQ and 7.9% YoY. This was mainly due to: (i) greater business activity that has resulted in higher system and data processing costs and (ii) the effects of a higher inflation rate over costs indexed to inflation like rent expenses. In the quarter, the Bank opened 3 Santander Select branches and closed 6 Banefe branches and 1 Super Caja payment center as part of the on-going process of seeking greater efficiencies in the brick & mortar distribution network. The Bank also continued to optimize the ATM network in order to adjust to new security procedures and to remove unprofitable machines. The Bank remained focused on growing through complementary channels such as internet, phone and mobile banking.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

18

In 3Q14, the Bank recognized a one-time impairment of intangibles charge of Ch$36,577 million. This impairment was mainly of software. In past periods, the Bank has invested significantly in systems and software. Software was usually amortized in 3 years, but some older ones that were not contributing to the Bank’s PNL were fully charged-off in 3Q14. This will signify lower depreciation and amortization expenses of Ch$13 billion in 2015 and Ch$5 billion in 2016. Excluding the charge for impairment, the efficiency ratio reached 36.7% in 9M14.

OTHER OPERATING INCOME AND EXPENSES & TAX EXPENSE

Other Operating Income and Expenses, Tax Expense	Quarter			Change %
(Ch$ million)	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
Other operating income	3,728	3,485	4,112	(9.3)%	7.0%
Other operating expenses	(12,162)	(16,067)	(15,462)	(21.3)%	(24.3)%
Other operating income, net	(8,434)	(12,582)	(11,350)	(25.7)%	(33.0)%
Income from investments in associates and other companies	500	552	345	44.9%	(9.4)%
Income tax income/(expense)	18,941	(25,079)	(18,417)	—%	—%
Effective income tax rate	n/a	13.6%	15.4%

Other operating income, net, totaled a loss of Ch$8,434 million in 3Q14 compared to Ch$12,582 million in 2Q14. This lower net loss was mainly due to lower provisions for non-credit contingencies.

Income tax expense

In September 2014, the new tax bill became effective. This increased the statutory corporate tax rate to 21% in 2014, which was retroactive for the entire year of 2014. The corporate tax rate will increase to 22.5% in 2015 and 24% in 2016. Beginning in 2017, a corporation’s shareholders will have to choose between two alternative tax schemes. Under the first scheme, the corporation would be subject to a 25% corporate tax rate but receive no tax benefits for reinvesting profits. Under the second scheme, the corporation would pay a 27% corporate tax rate, but would receive partial tax benefits for reinvesting profits.

The effective income tax rate in 3Q14 was negative compared to the statutory tax rate of 21%. Income tax expenses in the quarter included a one-time non-cash income of Ch$35,411 million (Ch$32,822 million attributable to net income to shareholders; the difference is attributable to non-controlling interest) from the readjustments made to the Bank’s deferred tax asset base. The Bank has more deferred tax assets than liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate thes assets were gradually increased from 20% to 27%. Excluding this impact, the effective tax rate in the quarter was 17.3%.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

19

Below is a summary of our year-to-date income tax expense and rate.

YTD tax expenses summarized[4] (Ch$ million)	9M14	9M13	Var. (%)
Net income before taxes	448,239	321,898	39.2%
Price level restatement of capital[1]	(113,858)	(33,820)	236.7%
Net income before taxes adjusted for price level restatement	334,381	288,078	16.1%
Statutory Tax rate	21.0%	20.0%
Income tax expense at statutory rate	(70,220)	(57,616)	21.9%
Tax benefits[2]	2,343	4,669	(49.8)%
Subtotal - Income tax	(67,877)	(52,947)	28.2%
Impact from deferred tax assets[3]	35,587	-	—%
Income tax	(32,290)	(52,947)	(39.0)%
Effective tax rate	7.2%	16.4%
1.	For tax purposes, Capital is re-adjusted by CPI inflation.
2.	Includes mainly tax credits from property taxes paid on leased assets.
3.	This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rate was modified, the Bank’s net deferred tax assets increased as the future tax rate used to calculate this asset was increased from 20% to 27%.
4.	This table is for informational purposes only, please refer to note 13c in our financials for more detail regarding our income tax expense.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

20

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A3
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

21

SECTION 5: SHARE PERFORMANCE

As of Sept. 30, 2014

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2013)

ADR price (US$) 9M14

09/30/14:	22.37
Maximum (9M14):	26.91
Minimum (9M14):	19.34

Market Capitalization: US$11,493 million

P/E 12 month trailing*:	10.7
P/BV (09/30/14)**:	2.5
Dividend yield***:	4.1%

* Price as of Sept. 30, 2014 / 12mth. earnings

** Price as of Sept. 30, 2014 / Book value as of 09/30/14

***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 9M14

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2013)

Local share price (Ch$) 9M14

09/30/14:	33.37
Maximum (9M14):	37.32
Minimum (9M14):	26.81

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

22

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-14	Sep-14	Dec-13	Sept. 14 / Dec. 13
	US$ths	Ch$ million		% Chg.
Assets
Cash and deposits in banks	2,421,333	1,448,635	1,571,810	(7.8)%
Cash items in process of collection	1,374,931	822,594	604,077	36.2%
Trading investments	1,017,355	608,663	287,567	111.7%
Investments under resale agreements	5,879	3,517	17,469	—%
Financial derivative contracts	4,455,228	2,665,474	1,494,018	78.4%
Interbank loans, net	202,489	121,145	125,395	(3.4)%
Loans and accounts receivables from customers, net	36,088,917	21,591,277	20,327,021	6.2%
Available for sale investments	2,725,286	1,630,484	1,700,993	(4.1)%
Held to maturity investments	-	-	-	—%
Investments in associates and other companies	28,600	17,111	9,681	76.7%
Intangible assets	51,446	30,779	66,703	(53.9)%
Property, plant, and equipment	312,966	187,241	180,215	3.9%
Current taxes	39,838	23,834	1,643	1350.6%
Deferred taxes	404,184	241,815	230,215	5.0%
Other assets	590,464	353,263	400,025	(11.7)%
Total Assets	49,718,914	29,745,832	27,016,832	10.1%

	Sep-14	Sep-14	Dec-13	Sept. 14 / Dec. 13
	US$ths	Ch$ million		% Chg.
Liabilities
Deposits and other demand liabilities	9,568,966	5,724,921	5,620,763	1.9%
Cash items in process of being cleared	1,013,417	606,307	276,379	119.4%
Obligations under repurchase agreements	483,210	289,095	208,972	38.3%
Time deposits and other time liabilities	17,602,136	10,531,006	9,675,272	8.8%
Financial derivative contracts	4,052,728	2,424,666	1,300,109	86.5%
Interbank borrowing	2,195,270	1,313,386	1,682,377	(21.9)%
Issued debt instruments	9,354,296	5,596,488	5,198,658	7.7%
Other financial liabilities	331,771	198,492	189,781	4.6%
Current taxes	-	-	50,242	(100.0)%
Deferred taxes	9,933	5,943	25,088	(76.3)%
Provisions	394,922	236,274	236,232	0.0%
Other liabilities	509,895	305,060	198,777	53.5%
Total Liabilities	45,516,544	27,231,638	24,662,650	10.4%

Equity
Capital	1,489,776	891,303	891,303	0.0%
Reserves	2,185,868	1,307,761	1,130,991	15.6%
Valuations adjustments	(7,428)	(4,444)	(5,964)	(25.5)%
Retained Earnings:	481,569	288,113	309,348	(6.9)%
Retained earnings from prior years	-	-	-	—%
Income for the period	687,955	411,590	441,926	(6.9)%
Minus: Provision for mandatory dividends	(206,387)	(123,477)	(132,578)	(6.9)%
Total Shareholders' Equity	4,149,784	2,482,733	2,325,678	6.8%
Non-controlling interest	52,586	31,461	28,504	10.4%
Total Equity	4,202,370	2,514,194	2,354,182	6.8%
Total Liabilities and Equity	49,718,914	29,745,832	27,016,832	10.1%

The exchange rate used to calculate the figures in dollars was Ch$598.28 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

23

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Sep-14	Sep-14	Sep-13	Sept. 14 / Sept. 13
	US$ths.	Ch$ million		% Chg.

Interest income	2,690,068	1,609,414	1,356,074	18.7%
Interest expense	(1,084,392)	(648,770)	(573,321)	13.2%
Net interest income	1,605,676	960,644	782,753	22.7%
Fee and commission income	450,323	269,419	258,141	4.4%
Fee and commission expense	(170,113)	(101,775)	(84,445)	20.5%
Net fee and commission income	280,210	167,644	173,696	(3.5)%
Net profit (loss) from financial operations	(82,483)	(49,348)	53,979	(191.4)%
Net foreign exchange gain	234,338	140,200	29,151	380.9%
Total financial transactions, net	151,855	90,852	83,130	9.3%
Other operating income	21,266	12,723	15,869	(19.8)%
Net operating profit before provisions for loan losses	2,059,007	1,231,863	1,055,448	16.7%
Provision for loan losses	(442,326)	(264,635)	(275,992)	(4.1)%
Net operating profit	1,616,681	967,228	779,456	24.1%
Personnel salaries and expenses	(414,553)	(248,019)	(229,911)	7.9%
Administrative expenses	(256,183)	(153,269)	(141,167)	8.6%
Depreciation and amortization	(55,695)	(33,321)	(46,626)	(28.5)%
Operating expenses excluding Impairment and Other operating expenses	(726,431)	(434,609)	(417,704)	4.0%
Impairment of property, plant, and equipment	(61,194)	(36,611)	(213)	17088%
Other operating expenses	(82,082)	(49,108)	(41,135)	19.4%
Total operating expenses	(869,706)	(520,328)	(459,052)	13.3%
Operating income	746,975	446,900	320,404	39.5%
Income from investments in associates and other companies	2,238	1,339	1,494	(10.4)%
Income before taxes	749,213	448,239	321,898	39.2%
Income tax expense	(53,971)	(32,290)	(52,947)	(39.0)%
Net income from ordinary activities	695,241	415,949	268,951	54.7%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Minority interest	7,286	4,359	1,007	332.9%
Net income attributable to shareholders	687,955	411,590	267,944	53.6%

The exchange rate used to calculate the figures in dollars was Ch$598.28 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

24

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	3Q14	3Q14	2Q14	3Q13	3Q14 / 3Q13	3Q14 / 2Q14
	US$ths.		Ch$mn		% Chg.
Interest income	797,815	477,317	591,190	516,606	(7.6)%	(19.3)%
Interest expense	(297,862)	(178,205)	(243,151)	(229,001)	(22.2)%	(26.7)%
Net interest income	499,953	299,112	348,039	287,605	4.0%	(14.1)%
Fee and commission income	150,401	89,982	88,756	84,605	6.4%	1.4%
Fee and commission expense	(56,691)	(33,917)	(32,941)	(29,674)	14.3%	3.0%
Net fee and commission income	93,710	56,065	55,815	54,931	2.1%	0.4%
Net loss from financial operations (net trading loss)	41,273	24,693	(103,583)	55,813	(55.8)%	-%
Net foreign exchange gain	5,223	3,125	133,645	(28,198)	(111.1)%	(97.7)%
Total financial transactions, net	46,497	27,818	30,062	27,615	0.7%	(7.5)%
Other operating income	6,231	3,728	3,485	4,112	(9.3)%	7.0%
Net operating profit before provisions for loan losses	646,391	386,723	437,401	374,263	3.3%	(11.6)%
Provision for loan losses	(166,084)	(99,365)	(84,036)	(96,479)	3.0%	18.2%
Net operating profit	480,307	287,358	353,365	277,784	3.4%	(18.7)%
Personnel salaries and expenses	(144,586)	(86,503)	(86,849)	(78,584)	10.1%	(0.4)%
Administrative expenses	(87,518)	(52,360)	(51,482)	(48,545)	7.9%	1.7%
Depreciation and amortization	(7,916)	(4,736)	(15,118)	(15,712)	(69.9)%	(68.7)%
Operating expenses excluding Impairment and Other operating expenses	(240,020)	(143,599)	(153,449)	(142,841)	0.5%	(6.4)%
Impairment of property, plant, and equipment	(61,145)	(36,582)	(16)	(40)	91355.0%	228537.5%
Other operating expenses	(20,328)	(12,162)	(16,067)	(15,462)	(21.3)%	(24.3)%
Total operating expenses	(321,493)	(192,343)	(169,532)	(158,343)	21.5%	13.5%
Operating income	158,814	95,015	183,833	119,441	(20.5)%	(48.3)%
Income from investments in associates and other companies	836	500	552	345	44.9%	(9.4)%
Income before taxes	159,649	95,515	184,385	119,786	(20.3)%	(48.2)%
Income tax expense	31,659	18,941	(25,079)	(18,417)	—%	—%
Net income from ordinary activities	191,308	114,456	159,306	101,369	12.9%	(28.2)%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Minority interest	7,229	4,325	(310)	196	2106.6%	—%
Net income attributable to shareholders	184,079	110,131	159,616	101,173	8.9%	-31.0%

The exchange rate used to calculate the figures in dollars was Ch$598.28 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

25

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Sep-13	Dec-13	Mar-14	Jun-14	Sep-14
(Ch$ millions)
Loans
Consumer loans	3,423,558	3,607,248	3,696,198	3,736,553	3,818,635
Residential mortgage loans	5,465,600	5,625,810	5,841,152	6,095,929	6,299,766
Commercial loans	11,434,106	11,702,254	11,918,520	11,951,802	12,146,496
Total loans	20,323,264	20,935,312	21,455,870	21,784,284	22,264,897
Allowance for loan losses	(586,416)	(608,291)	(626,452)	(642,633)	(673,620)
Total loans, net of allowances	19,736,848	20,327,021	20,829,418	21,141,651	21,591,277

Deposits
Demand deposits	5,257,128	5,620,763	5,610,373	5,664,560	5,724,921
Time deposits	9,690,368	9,675,272	9,640,601	9,310,661	10,531,006
Total deposits	14,947,496	15,296,035	15,250,974	14,975,221	16,255,927
Loans / Deposits[1]	99.4%	100.1%	102.4%	104.8%	98.2%

Average balances
Avg. interest earning assets	21,799,669	22,470,077	23,121,712	23,226,246	23,787,024
Avg. loans	20,047,191	20,599,268	21,241,689	21,661,513	22,090,451
Avg. assets	26,112,158	26,643,136	27,884,085	27,989,256	28,911,456
Avg. demand deposits	5,173,559	5,300,996	5,542,214	5,767,539	5,693,382
Avg equity	2,175,459	2,263,385	2,376,656	2,391,833	2,449,630
Avg. free funds	7,349,018	7,564,381	7,918,870	8,159,372	8,143,011

Capitalization
Risk weighted assets	21,334,180	21,948,982	22,649,033	22,634,232	23,474,373
Tier I (Shareholders' equity)	2,213,114	2,325,678	2,424,863	2,416,870	2,482,733
Tier II	564,191	708,063	715,010	726,457	732,794
Regulatory capital	2,777,305	3,033,741	3,139,873	3,143,327	3,215,527
Tier I ratio	10.4%	10.6%	10.7%	10.7%	10.6%
BIS ratio	13.0%	13.8%	13.9%	13.9%	13.7%

Profitability & Efficiency
Net interest margin	5.3%	5.2%	5.4%	6.0%	5.0%
Efficiency ratio[2]	39.8%	38.2%	35.6%	36.4%	38.3%
Avg. Free funds / interest earning assets	33.7%	33.7%	34.0%	35.1%	34.2%
Return on avg. equity	18.6%	30.7%	23.9%	26.7%	18.0%
Return on avg. assets	1.5%	2.6%	2.0%	2.3%	1.5%

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

26

	Sep-13	Dec-13	Mar-14	Jun-14	Sep-14
Asset quality
Impaired loans[4]	1,470,752	1,477,701	1,487,982	1,537,089	1,585,208
Non-performing loans (NPLs)[3]	618,419	613,301	585,477	628,124	646,814
Past due loans[5]	369,208	356,203	354,195	384,998	399,594
Loan loss reserves[6]	586,416	608,291	626,452	642,633	673,620
NPLs / total loans	3.00%	2.93%	2.73%	2.88%	2.91%
PDL / total loans	1.82%	1.70%	1.65%	1.77%	1.79%
Coverage of NPLs (Loan loss allowance / NPLs)	94.8%	99.2%	107.0%	102.3%	104.1%
Coverage of PDLs (Loan loss allowance / PDLs)	158.8%	170.8%	176.9%	166.9%	168.6%
Risk index (Loan loss allowances / Loans)[6]	2.89%	2.91%	2.92%	2.95%	3.03%
Cost of credit (prov expense annualized / avg. loans)	1.93%	1.71%	1.53%	1.55%	1.80%

Network
Branches	488	493	484	479	475
ATMs	1,915	1,860	1,860	1,753	1,692
Employees	11,626	11,516	11,455	11,381	11,493

Market information (period-end)
Net income per share (Ch$)	0.54	0.92	0.75	0.85	0.58
Net income per ADR (US$)	0.43	0.71	0.55	0.62	0.39
Stock price	32.94	30.46	32.1	36.49	33.37
ADR price	26.29	23.57	23.44	26.45	22.09
Market capitalization (US$mn)	12,386	11,104	11,043	12,461	10,407
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)[7]	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[8]	1.04%	0.95%	1.28%	1.76%	0.60%
Central Bank monetary policy reference rate (nominal)	5.00%	4.50%	4.00%	4.00%	3.25%
Avg. 10 year Central Bank yield (real)	2.25%	2.17%	2.04%	1.86%	1.49%
Avg. 10 year Central Bank yield (nominal)	5.27%	5.04%	4.91%	4.84%	4.45%
Observed Exchange rate (Ch$/US$) (period-end)	502.97	523.76	550.53	550.6	601.66

1 Ratio = Loans - mortgage loans / Time deposits + demand deposits

2 Efficiency ratio =(Net interest revenue+ fee income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

3 Capital + future interest of all loans with one installment 90 days or more overdue.

4 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

5 Total installments plus lines of credit more than 90 days overdue

6 Based on internal credit models and SB IF guidelines. Banks must have a 100% coverage of risk index

7 The rato of ADRs per local shares was modified in Oct. 2012

8 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

27